Exhibit 21.1

Name of
Subsidiary	Jurisdiction of Incorporation

Certifica S.A.	Chile
Certifica.com S.A.	Argentina
comScore Canada, Inc.	Ontario, Canada
comScore Europe Ltd.	United Kingdom
comScore Worldnet Europe, SLU	Spain
CS Worldnet Holding BV	Netherlands
CSWS, Inc.	Delaware, U.S.A.
Nedstat BV	Netherlands
Nedstat GmbH	Germany
Nedstat Limited	United Kingdom
RSC The Quality Measurement Company	Indiana, U.S.A.